Exhibit 99.27

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

September 27, 2010	No. 10-18

Avalon Receives Positive Report on its Sustainability Performance from
Jantzi-Sustainalytics

Toronto, ON — Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is pleased to announce that it has received a positive report from an independent analysis by Jantzi- Sustainalytics of core stakeholder perceptions,  and its Environmental, Social, and Governance (“ESG”) performance.

In May 2010, Avalon engaged Jantzi-Sustainalytics to assess Avalon’s sustainability performance against a number of benchmarks including stakeholders’ expectations, competitors’ performance, industry average performance levels, and socially responsible investor expectations.

The Jantzi-Sustainalytics independent analysis, conducted over a three-month period, included in person and telephone interviews with a diverse range of stakeholders; a review of Avalon’s corporate policies, operating and administrative procedures, public disclosures, and a comprehensive questionnaire to management and advisors. Avalon’s core stakeholders fall within seven groups: aboriginal/local communities, investors, non-governmental organizations (“NGOs”), government, contractors and advisors, and staff.  The assessment also included the comparison of Avalon’s management systems and performance against four peer companies, three of which were already known to Jantzi-Sustainalytics, and one other for which the firm conducted an independent assessment based on published information.

The results of the comparisons are shown in the table below. The ranking system is based on a score of 0 to 100. As can be seen from the table, Avalon’s performance ranks above average among other similar companies with which it was compared.

Score	Overall	Governance	Social	Environmental
Avalon	69.2	71.1	74.0	61.1
Average	59.0	63.9	64.8	47.8
Highest	74.5	72.1	79.5	68.6

Simon MacMahon, Director, Jantzi-Sustainalytics Sustainability Intelligence Team, noted, “For an exploration and development company, Avalon demonstrates strengths in a number of important sustainability areas, particularly in aboriginal relations. Avalon has also demonstrated that it embraces the opportunity to further strengthen its sustainability performance as it progresses towards the permitting and production phases by further enhancing its management systems, transparency and public disclosure, including being transparent about the limitations posed by its size and the scope of its projects.”

Don Bubar, Avalon’s President & CEO was pleased with the results. “Avalon is well aware that as it progresses through permitting to production, stakeholder expectations for the sustainable management of material issues will continue to evolve and inevitably become more complex. The Company is prepared to commit the human resources and provide the policy framework, practices and procedures, and transparent reporting necessary to improve its sustainability performance and enhance its current reputation as a socially-responsible, small-cap company. By doing so, we hope to attract the interest of the socially-responsible investment community, as well as clean technology investors interested in commodities” noted Bubar.

As Avalon progresses through the permitting and mine development stages, over the next twelve to twenty-four months, the Company will respond to many of Jantzi-Sustainalytics’ findings, including actions to:

▪	Broaden the scope of sustainability reporting, including issuing an Annual Sustainability Report and disclosing the risks and opportunities posed by climate change.
▪
Adopt and fully document specific project and corporate policies, practices and procedures, building upon the Company’s early adoption of PDAC E3 Plus Principles and Guidelines, including providing mechanisms such as a third-party operated whistleblower hotline and providing training to employees and contractor staff on ethical issues.

▪	Adopt best-in-class community consultation policies and practices, including establishing formal grievance mechanisms for external stakeholders.
▪	Continue to consult further with aboriginal groups, through the leadership, community members and especially the community Elders. Secure formal agreements with aboriginal groups.
▪
Allocate board level responsibility for community/aboriginal relations, including having the Company’s established independent CEHS Advisory Committee report to the Board (The Committee is currently chaired by executive management).

▪	Adopt contractor management systems more closely aligned with best practices.
▪
Continue assessing and implement alternative renewable and co-generation production and energy storage schemes (e.g. wind, geothermal, solar, battery) that best meet the overall environmental and economic parameters of the Nechalacho project.

▪	In concert with aboriginal peoples, government agencies and other mining companies operating in the Northwest Territories, implement wildlife monitoring and protection programs.
▪
Fully and transparently report on the options considered for the tailings disposal at the Nechalacho project, including their potential impact on groundwater and wildlife, and the reasons for the decisions taken. Ensure that best practices for the maintenance of tailings facilities are implemented.

▪	Hire for sustainability, including extensive training, development and the retention of employees and contractors with an appreciation of sustainability issues at all levels and functions.

“We look forward to meeting the challenge of achieving ‘best-in-class’ ESG performance” commented Vice-President, Operations, David Swisher. “Our customers are increasingly demanding high sustainability performance from their suppliers and accordingly we regard our strong ESG performance as a competitive advantage. Similarly, we will be looking to partner with suppliers who can contribute to our sustainability objectives” added Swisher.

Rare earth elements are used in the production of many clean technology products such as hybrid and electric vehicles, wind turbines, and energy-efficient lighting and are also used extensively in the electronics industry.
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About Jantzi-Sustainalytics

Jantzi-Sustainalytics is a global leader in sustainability research and analysis. We provide a global perspective, underpinned by nearly 20 years of local experience and expertise in the responsible investment and traditional socially responsible investment markets. Jantzi-Sustainalytics strives to continuously provide high-quality solutions and commits to remain responsive to the current and future needs of our clients. Internationally, the firm operates as Sustainalytics and is headquartered in Amsterdam with local offices in Toronto, Boston, Frankfurt and Madrid. www.sustainalytics.com

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)

Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in clean technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Post-closing of the public offering announced on September 15, 2010, the Company’s issued and outstanding shares are expected to be 90,427,670. Cash resources will be in excess of $40 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or contact Don Bubar, President and CEO at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.